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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3


                          Bentley Communications Corp.
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                                (Name of Issuer)


                         Common Stock, Par Value $.0001
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                         (Title of Class of Securities)


                                    082643107
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                                 (CUSIP Number)

                                  Gordon F. Lee
                       11301 Olympic Boulevard, Suite 680
                              Los Angeles, CA 90064
                                 (310) 274-3277
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082643107

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gordon F. Lee
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................

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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .

[ ].
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6. Citizenship or Place of Organization

Canadian, Permanent Resident of the United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 43,500,000 shares of common stock

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8. Shared Voting Power: 0

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9. Sole Dispositive Power: 43,500,000 shares of common stock

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10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 43,500,000 shares of common stock

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    Not applicable.
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13. Percent of Class Represented by Amount in Row (11): Approximately 28.4%

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14. Type of Reporting Person (See Instructions): IN

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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.0001

         Bentley Communications Corp.
         98 Shoreline Way
         Hampton, GA 30228

ITEM 2.                Identity and Background
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         (a) Name: Gordon F. Lee

         (b) Residence or business address:
         11301 Olympic Boulevard, Suite 680
         Los Angeles, CA 90064

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer and Director of American IDC Corp.
         1904 11th Street, Suite 1
         Santa Monica, CA 90404

         Director of Bentley Communications Corp.
         98 Shoreline Way
         Hampton, GA 30228

         (d,e)         Legal Proceedings

         During the last five years, Mr. Lee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Lee has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         Canadian; Permanent Resident of U.S.A.

ITEM 3.           Source and Amount of Funds or Other Consideration
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         On October 29, 2002, the company issued Mr. Lee 5,000,000 shares of $.0001 par value common stock as a result of a Severance Agreement between Mr. Lee and the company. Mr. Lee resigned as Bentley Communications Corp.'s Chief Executive Officer, Chief Financial Officer, President and Secretary on October 10, 2002. These shares were valued at $.02 per share.

ITEM 4.                Purpose of Transaction
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         Please see Item 3 for an explanation of this transaction.

ITEM 5.                Interest in Securities of the Issuer
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         (a) Out of 153,331,724 outstanding shares at September 23, 2002, Mr. Lee owns 43,500,000 shares, or approximately 28.4% of the outstanding common stock of Bentley Communications Corp.

         (b) Mr. Lee has the sole power to vote and dispose of the shares described in paragraph (a).

         (c) On October 29, 2002, Gordon Lee returned 400,000 shares of $.0001 par value common stock issued to him on August 26, 2002 to treasury for cancellation and reissuance. These shares were valued at $.10 per share. On October 29, 2002, the company issued Mr. Lee 1,000,000 shares of $.0001 par value common stock under the company's October 2002 Non-Qualified Stock & Stock Option Plan pursuant to a consulting agreement between the company and Mr. Lee. The shares were valued at $.05 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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                       with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         A copy of Mr. Lee's Severance Agreement was filed with the Securities and Exchange Commission as an exhibit to Bentley Communications Corp.'s Form 8-K dated October 14, 2002 and is incorporated by reference herein.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 29, 2002
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Date



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Signature

/S/ Gordon F. Lee
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Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)